Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Scienjoy Holding Corporation on Amendment No.1 to Form F-3 on Form F-1, File No. 333-240980, of our report dated March 20, 2020, with respect to our audits of the financial statements of Wealthbridge Acquisition Limited (now known as Scienjoy Holding Corporation) as of December 31, 2019 and 2018, for the year ended December 31, 2019 and for the period from May 2, 2018 (inception) through December 31, 2018, which report appears in the Prospectus, which is part of this Registration Statement. We were dismissed as auditors on May 12, 2020 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 16, 2020